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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 21, 2002

TRICOM, S.A.
(Translation of registrant's name into English)

Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic
(Address of principal executives offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TRICOM, S.A.

Quarterly Report

for the

Second Quarter

Ended

June 30, 2002

GENERAL INTRODUCTION

        Unless the context indicates otherwise, all references to the "Company" or "TRICOM" refer to TRICOM, S.A. and its consolidated subsidiaries and their respective operations, and include TRICOM's predecessors.

Presentation of Certain Financial Information

        The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

        In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la República Dominicana (the "Central Bank") on June 30, 2002 was RD$17.91 = US$1.00, the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On August 14, 2002, the Private Market Rate was RD$18.11 = US$1.00.

Forward-Looking Statements

        The statements contained in this Quarterly Report, which are not historical facts, are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors:

  •
  the effect of our substantial indebtedness on our ability to fund expansion and on our competitive position;

  •
  our ability to generate cash flow from operations to meet our debt service requirements;

  •
  our dependence on high interest short-term borrowings in the Dominican financial markets;

  •
  competition in Dominican markets for local, long distance and wireless services with multinational telecommunications providers;

  •
  litigation in Panama initiated by competitors;

  •
  declining rates for international long distance traffic;

  •
  our reliance in the U.S. long distance markets on resellers, many of which have been adversely affected by intensified competition;

  •
  our inability to minimize credit risks;

  •
  customer churn;

  •
  rapid technological change;

  •
  rejection of our concession agreement in the Dominican Republic;

  •
  fraudulent or pirated use of our wireless and cable television services;

  •
  our dependence on third parties for television programming;

  •
  our vulnerability to viruses, hackers and other disruptions;

  •
  the possible effect of interruptions in cable service;

  •
  our significant working capital requirements and our need to finance such expenditures;

  •
  our inexperience in operating a cable television business;

  •
  the effect of objections filed with Dominican regulatory authorities to our purchase of the cable television operations;

  •
  concerns about health risks associated with wireless equipment;

  •
  our inability to manage effectively our rapid expansion;

  •
  our inability to obtain licenses or concessions in markets outside the Dominican Republic;

  •
  the continued growth of the Dominican and Central American economies, demand for telecommunication services in the Dominican Republic and Central America and moderation of inflation; and

  •
  the continuation of a favorable political, economic and regulatory environment in each of the Dominican Republic and Central America.

PART I
FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Balance Sheets
(In US$)

	December 31, 2001	June 30, 2002
	(Audited)	(Unaudited)
Assets
Current assets:
Cash on hand and in banks	$12,576,050	$11,372,415
Accounts receivable:
Customers	27,537,952	31,268,773
Carriers	4,168,187	2,808,744
Related parties	5,191,359	2,170,915
Officers and employees	687,355	775,825
Other	1,010,801	1,114,473

	38,595,654	38,138,730
Allowance for doubtful accounts	(4,097,001)	(6,281,412)

Accounts receivable, net	34,498,653	31,857,318
Inventories, net	7,054,100	4,470,683
Investments	15,200,000	15,200,000
Prepaid expenses	5,850,267	3,835,322
Deferred income taxes	1,624,637	1,853,806

Total current assets	76,803,707	68,589,544

Investments	3,968,711	442,251
Property and equipment, net	685,916,632	691,698,174
Other assets at cost, net of amortization	26,214,053	28,610,259
Goodwill and intangible assets, net of amortization	36,511,523	36,569,152

	$829,414,626	$825,909,380

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Balance Sheets (cont.)
(In US$)

	December 31, 2001	June 30, 2002
	(Audited)	(Unaudited)
Liabilities and Stockholders' Equity
Current liabilities:
Notes payable:
Borrowed funds—banks	$86,872,001	$57,531,632
Borrowed funds—related parties	27,076,366	32,842,139
Commercial paper	29,242,556	10,647,476
Current portion of long-term debt	30,493,532	10,511,038

	173,684,455	111,532,285

Current portion of capital leases—related party	6,643,766	713,511
Accounts payable:
Carriers	8,831,981	9,907,424
Related parties	6,868,834	223,594
Suppliers	17,543,401	17,251,742
Other	3,881,848	906,096

	37,126,064	28,288,856
Other liabilities	14,644,012	16,874,220
Accrued expenses	20,272,800	23,068,875

Total current liabilities	252,371,097	180,477,747

Reserve for severance indemnities	1,639,718	1,126,651
Deferred income tax	2,172,814	2,207,543
Commercial paper	1,153,759	45,787,758
Capital leases, excluding current portion—related party	11,213,000	14,968,252
Long-term debt, excluding current portion	305,459,748	352,556,893

Total liabilities	574,010,136	597,124,844

Minority interest	1,870,833	259,864
Shareholders' equity:
Class A Common Stock at par value RD$10: Authorized 55,000,000 shares; 24,245,920 shares issued at December 31, 2001 and June 30, 2002	14,753,134	14,753,134
Class B Stock at par value RD$10: Authorized 25,000,000 shares at December 31, 2001 and June 30, 2002; 19,144,544 issued at December 31, 2001 and June 30, 2002	12,595,095	12,595,095
Additional paid-in-capital	217,290,020	218,827,004
Retained (loss) earnings	10,919,165	(15,626,805)
Other comprehensive income-foreign currency translation	(2,023,757)	(2,023,757)

Shareholders equity, net	253,533,657	228,524,671

	$829,414,626	$825,909,380

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Statement of Operations
(In US$)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2001	2002	2001	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating revenues:
Toll revenues	$6,979,595	$7,417,473	$14,446,102	$13,755,442
International revenues	19,930,105	22,063,637	39,590,550	43,343,342
Local service	15,559,279	17,472,244	30,377,075	34,236,012
Data and Internet	2,025,884	2,677,802	3,878,140	5,077,891
Cellular & PCS	9,191,934	9,514,638	18,045,389	18,976,723
Paging	279,645	165,111	589,419	351,845
Sale of equipment	743,957	314,552	2,186,173	1,240,586
Installation and activation fees	3,987,075	1,087,693	6,985,126	2,504,809
Cable revenues	—	5,740,767	—	10,995,806
Other	325,596	278,184	374,474	300,279

Total operating revenues	59,023,070	66,732,101	116,472,448	130,782,735
Operating costs:
Transport and access charges	15,657,340	19,378,490	31,649,342	37,558,503
Cable programming cost & others	—	1,581,182	—	2,768,592
Network depreciation expense	10,878,412	13,029,028	20,847,306	25,968,357
Expense in lieu of income taxes	3,161,286	2,627,796	6,480,267	4,681,899
Selling expense	7,888,164	10,082,773	14,954,084	20,132,998
General and administrative expenses	11,539,154	14,955,219	21,342,000	28,152,867
Cost of equipment sold	988,490	507,155	2,646,061	1,597,824
Non-network depreciation expense	2,489,142	3,150,715	4,591,120	6,285,557
Amortization expenses	158,795	665,119	315,378	1,165,016
Other	134,665	119,267	134,665	359,736
Total operating costs	52,895,448	66,096,744	102,960,223	128,671,349

Operating income	6,127,622	635,357	13,512,225	2,111,386
Other income (expenses):
Interest expense	(10,100,081)	(16,039,511)	(19,812,674)	(29,671,124)
Interest income	581,235	489,053	868,757	968,718
Foreign currency exchange gain (loss)	(14,620)	(129,169)	(262,435)	47,334
Other, net	257,921	(84,520)	541,569	288,997

Other expenses, net	(9,275,545)	(15,764,147)	(18,664,783)	(28,366,075)

Earnings (loss) before income taxes and minority interest	(3,147,923)	(15,128,790)	(5,152,558)	(26,254,689)
Income taxes, net	(117,000)	(20,084)	(100,861)	(157,078)
Earnings (loss) before minority interest	(3,264,923)	(15,148,874)	(5,253,419)	(26,411,767)
Minority interest	60,026	916,503	60,026	1,629,153

Net earnings (loss)	$(3,204,897)	$(14,232,371)	$(5,193,393)	$(24,782,614)

Earnings (loss) per common share:
Earnings (loss) before minority interest	(0.11)	(0.35)	(0.18)	(0.61)
Minority interest	0.00	0.02	0.00	0.04

Earning (loss) per common share	$(0.11)	$(0.33)	$(0.18)	$(0.57)

Number of common shares used in calculation	28,844,544	43,390,464	28,844,544	43,390,464

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Statement of Cash Flows
(In US$)

	Six Month Period Ended June 30,
	2001	2002
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net earnings (loss)	$(5,193,393)	$(24,782,614)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Allowance for doubtful accounts	3,186,987	2,184,411
Deferred income tax, net	(67,139)	157,081
Depreciation	25,438,426	32,258,517
Minority interest	(60,026)	(1,629,153)
Value of consulting services received in exchange for stock warrants	546,319	—
Net changes in assets and liabilities:
Accounts payable	(3,743,913)	(2,191,968)
Accounts receivable	4,023,107	(3,952,343)
Accrued expenses	2,181,606	2,638,994
Inventories	(427,855)	354,759
Other assets	(5,764,956)	(2,793,753)
Other liabilities	(45,881)	278,183
Prepaid expenses	1,940,009	2,014,945
Reserve for severance indemnities	24,931	(513,067)

Total adjustments	27,231,615	28,806,606

Net cash provided by (used in) operating activities	22,038,222	$4,023,992

	$
Cash flows from investing activities:
Acquisition of property and equipment	(65,818,206)	$(39,685,491)
Cancellation (acquisition) of investments	$(409,142)	3,526,460
Sale of property and equipment	—	3,527,433

Net cash used in investing activities	(66,227,348)	(32,631,598)
Cash flows from financing activities:
Borrowed funds (paid to) from related parties	(1,264,802)	5,765,773
Borrowed funds (paid to) from banks	25,235,351	(29,340,369)
Capital lease payments	(2,266,439)	(2,175,003)
Commercial paper	—	26,038,922
Issuance of common stock	40,000,000	—
Minority interest	5,306,305	—
Payments of long-term debt	(2,236,444)	(22,871,378)
Proceeds from issuance of long term debt	2,731,360	49,986,026

Net cash provided by financing activities	67,505,331	27,403,971
Net increase in cash and cash equivalents	23,316,205	(1,203,635)
Cash and cash equivalents at beginning of the period	18,199,552	12,576,050

Cash and cash equivalents at end of period	$41,515,757	$11,372,415

TRICOM, S.A. AND SUBSIDIARIES
Notes to Financial Statements

NOTE 1—Basis of Presentation

        The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to audit. Results for such interim periods are not necessarily indicative of results for a full year.

NOTE 2—Guarantee Subsidiaries Financial Information

        The Company's 11 3/8% Senior Notes due 2004 are guaranteed fully, unconditionally and jointly and severally by each of the Company's restricted subsidiaries, as defined in the indenture for the Senior Notes, each of which is wholly owned by the Company.

        Summarized condensed consolidated financial information of TRICOM, S. A. (Parent Company), the subsidiaries guarantors on a combined basis (GFN Comunicaciones, TRICOM Centroamerica, S. A., Call Tel, TRICOM USA and subsidiaries, Tricom Latinoamerica, S.A., Tricom, S.A.—Panama- and TCN Dominicana, S.A.), and the subsidiary not guarantor (Tricom Panama, S.A.—formerly Cellular Communications of Panama, S.A. -) at December 31, 2001 and March 31, 2002 for Balance Sheet Data and for the three month periods ended March 31, 2001 and 2002 for Statement of Operations and Cash Flow Data is as follows:

Balance Sheet Data at December 31, 2001:

	Tricom, S.A. Parent Co.		Subsidiaries Guarantors		Subsidiaries Not Guarantor		Consolidating Adjustments		Total Consolidated
Assets
Current assets:	$		$		$		$		$
Cash on hand and in banks		11,200,148		1,182,280		193,622		—		12,576,050
Accounts receivable, net		87,640,800		17,706,131		835,546		(71,683,824)		34,498,653
Other current assets		27,076,558		2,287,371		365,075		—		29,729,004

Total current assets		125,917,506		21,175,782		1,394,243		(71,683,824)		76,803,707
Property, plant and equipment, net		581,160,158		100,344,145		4,412,329		—		685,916,632
Other non-current assets		84,173,618		16,452,492		799,973		(34,731,796)		66,694,287

Total assets		$791,251,282		$137,972,419		$6,606,545		$(106,415,620)		$829,414,626

Liabilities and Stockholders' Equity
Current liabilities:
Notes Payable		$158,259,504		$15,424,951		$—		$—		$173,684,455
Current portion of capital leases		6,643,766		—		—		—		6,643,766
Accounts payable		33,536,089		72,631,604		2,642,195		(71,683,824)		37,126,064
Other current liabilities		25,986,347		8,790,651		139,814		—		34,916,812

Total current liabilities		224,425,706		96,847,206		2,782,009		(71,683,824)		252,371,097
Other non-current liabilities		313,291,919		8,340,609		6,511		—		321,639,039

Total liabilities		537,717,625		105,187,815		2,788,520		(71,683,824)		574,010,136
Minority interest		—		—		—		1,870,833		1,870,833
Stockholders' equity		253,533,657		32,784,604		3,818,025		(36,602,629)		253,533,657

Total liabilities and stockholder's equity		$791,251,282		$137,972,419		$6,606,545		$(106,415,620)		$829,414,626

Balance Sheet Data at June 30, 2002:

	Tricom, S.A. Parent Co.		Subsidiaries Guarantors		Subsidiaries Not Guarantor		Consolidating Adjustments		Total Consolidated
Assets
Current assets:	$		$		$		$		$
Cash on hand and in banks		10,375,375		857,326		139,714		—		11,372,415
Accounts receivable, net		82,401,761		6,203,287		426,366		(57,174,096)		31,857,318
Other current assets		23,590,187		808,867		960,757		—		25,359,811

Total current assets		116,367,323		7,869,480		1,526,837		(57,174,096)		68,589,544
Property, plant and equipment, net		608,871,077		78,295,863		4,531,234		—		691,698,174
Other non-current assets		81,388,812		9,047,456		799,412		(25,614,018)		65,621,662

Total assets		$806,627,212		$95,212,799		$6,857,483		$(82,788,114)		$825,909,380

Liabilities and Stockholders' Equity
Current liabilities:
Notes Payable		$106,447,463		$4,824,676		$260,146		$—		$111,532,285
Current portion of capital leases		713,511		—		—		—		713,511
Accounts payable		22,705,458		53,629,661		5,741,785		(53,788,049)		28,288,855
Other current liabilities		36,784,373		2,580,834		387,089		190,800		39,943,096

Total current liabilities		166,650,805		61,035,171		6,389,020		(53,597,249)		180,477,747
Other non-current liabilities		408,396,350		8,260,322		(9,575)		—		416,647,097

Total liabilities		575,047,155		69,295,493		6,379,445		(53,597,249)		597,124,844
Minority interest		—		—		—		259,864		259,864
Stockholders' equity		231,580,057		25,917,306		478,038		(29,450,729)		228,524,672

Total liabilities and stockholder's equity		$806,627,212		$95,212,799		$6,857,483		$(82,788,114)		$825,909,380

Statement of operations for the three month period ended June 30, 2001:

	Tricom, S.A. Parent Co.	Subsidiaries Guarantors	Subsidiaries Not Guarantor	Consolidating Adjustments	Total Consolidated
Operating revenues	$45,704,471	$17,717,785	$255,351	$(4,654,537)	$59,023,070
Operating costs	41,693,283	15,454,992	401,710	(4,654,537)	52,895,448
Operating income	4,011,188	2,262,793	(146,359)	—	6,127,622

Other expense, net	(9,177,243)	(120,308)	22,006	—	(9,275,545)
Earnings (loss) before income taxes and minority interest	(5,166,055)	2,142,485	(124,353)	—	(3,147,923)
Income taxes	—	(117,000)	—	—	(117,000)
Minority interest	—	—	—	—	60,026

Net earnings (loss)	$(5,166,055)	$2,025,485	$(124,353)	$—	$(3,204,897)

Statement of operations for the three month period ended June 30, 2002:

	Tricom, S.A. Parent Co.	Subsidiaries Guarantors	Subsidiaries Not Guarantor	Consolidating Adjustments	Total Consolidated
Operating revenues	$52,048,514	$26,197,761	$412,637	$(11,926,811)	$66,732,101
Operating costs	47,445,841	28,276,397	2,301,317	(11,926,811)	66,096,744
Operating income	4,602,673	(2,078,636)	(1,888,680)	—	635,357

Other expense, net	(15,275,966)	(491,875)	3,694	—	(15,764,147)
Earnings (loss) before income taxes and minority interest	(10,673,293)	(2,570,511)	(1,884,986)	—	(15,128,790)
Income taxes	—	(20,084)	—	—	(20,084)
Minority interest	—	—	—	—	916,503

Net earnings (loss)	$(10,673,293)	$(2,590,595)	$(1,884,986)	$—	$(14,232,371)

Cash flow data for the six month period ended June 30, 2001:

	Tricom, S.A. Parent Co.	Subsidiaries Guarantors	Subsidiaries Not Guarantor	Consolidating Adjustments	Total Consolidated
Net cash provided by (used in) operating activities	$23,721,868	$4,350,600	$(6,034,246)	$—	$22,038,222
Net cash used in investing activities	(57,153,419)	(4,677,297)	(4,396,632)	—	(66,227,348)
Net cash provided by financing activities	56,674,285	—	10,831,046	—	67,505,331
Effect of exchange rate changes on cash on hand and in banks	—	—	—	—	—

Net increase (decrease) in cash on hand and in banks	23,242,734	(326,697)	400,168	—	23,316,205
Cash on hand and in banks at beginning of the period	17,301,480	898,072	—	—	18,199,552

Cash on hand and in banks at the end of the period	$40,544,214	$571,375	$400,168	$—	$41,515,757

Cash flow data for the six month period ended June 30, 2002:

	Tricom, S.A. Parent Co.	Subsidiaries Guarantors	Subsidiaries Not Guarantor	Consolidating Adjustments	Total Consolidated
Net cash provided by (used in) operating activities	$(7,624,400)	$11,146,607	$501,785	$—	$4,023,992
Net cash used in investing activities	(26,674,574)	(5,141,185)	(815,839)	—	(32,631,598)
Net cash provided by financing activities	33,387,783	(6,243,958)	260,146	—	27,403,971
Effect of exchange rate changes on cash on hand and in banks	—	—	—	—	—

Net increase (decrease) in cash on hand and in banks	(911,191)	(238,536)	(53,908)	—	(1,203,635)
Cash on hand and in banks at beginning of the period	11,271,320	1,111,108	193,622	—	12,576,050

Cash on hand and in banks at the end of the period	$10,360,129	$872,572	$139,714	$—	$11,372,415

ITEM 2.    INFORMATION ON THE COMPANY

Overview

        We are a leading full service communications provider in the Dominican Republic. We offer local, long distance, mobile, cable television, Internet and broadband data transmission services. Our wireless network covers approximately 90% of the population in the Dominican Republic. Our network providing local service is 100% digital, the only such network in the Dominican Republic. Telecommunications networks that employ digital technology can transmit higher quality signals at lower costs. We also own interests in undersea fiber optic cable networks that connect and transmit telecommunications signals between Central America, the Caribbean, the United States and Europe. Fiber optic cable is composed of glass strands and transmits telecommunications signals in the form of light. Through our subsidiary, TRICOM USA, Inc., we own telecommunication-switching facilities in New York, Miami and Puerto Rico. Using these facilities, we originate, transport and terminate international long-distance traffic. We are one of the few Latin American long distance carriers that are licensed by the U.S. Federal Communications Commission to use switching facilities that it operates to connect long distance traffic. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. We market our cable services under the brand name, "Telecable".

Recent Developments

  Panama iDEN Services Launch

        On April 8, 2002, we began to offer our iDEN® services in Panama. We have constructed an iDEN® network, at a cost at June 30, 2002 of approximately $40 million, in Panama City and Colon, the two largest cities in Panama, and in important transportation corridors in other parts of the country. We offer digital mobile integrated services, including two-way radio, paging and interconnect services. We plan to offer our digital services mainly to business customers, offering a wide range of bundled programs with different services and pricing plans, customized to meet our clients' specific needs. We are currently marketing our services through direct sales and intend to do so through independent dealers as well. However, pending litigation with cellular service providers in Panama has limited services that we can offer and impaired our marketing efforts.

  New Basis for Determining Income Tax

        Since 1996, we have made payments in lieu of income tax to the Dominican government in accordance with the terms of our concession agreement. These payments equal 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues.

        On June 4, 2002, a Presidential decree modified the tax system imposed on all telecommunication providers in the Dominican Republic by concession agreements (including by our 1996 concession agreement) in favor of the payment of a tax equal to the greater of 25% of net taxable income and 1.5% of gross revenues, which is the tax regime applicable to Dominican corporate taxpayers.

        Telecommunication providers in the Dominican Republic are required to adopt the current Dominican corporate tax regime effective January 1, 2003. Effective September 1, 2002, telecommunication providers in the Dominican Republic may opt to continue making payments in lieu of income tax to the Dominican government through December 31, 2002.

        For 1999, 2000 and 2001, we made payments in lieu of income taxes of $12.8 million, $10.2 million and $12.6 million, respectively. Had we paid taxes for these years on the same basis as all Dominican corporate taxpayers, our taxes would have been $5.5 million, $3.4 million and $3.7 million, respectively, an aggregate tax payment savings of approximately $23 million, but without taking into account additional payments that we would be required to make with respect to withholding requirements to which we will be subject.

        Our concession agreement also exempted us from the requirement to withhold 5% on interest and dividend payments made to non-Dominican taxpayers and 25% of payments for services made to non-Dominican vendors. This exemption also was eliminated by Presidential decree. We are required by the terms of various financings with non-Dominican lenders, including by our 11 3/8% Senior Notes due 2004, to pay the amount of the withholding tax on behalf of the lender so that the net amount it receives after such withholding or deduction will not be less than the amount the holder would have received if such taxes had not been withheld. For each of 1999, 2000, and 2001, this would have resulted in additional payments with respect to the 11 3/8% Senior Notes due 2004 of $1.14 million and approximately $474,000, $942,000 and $1.08 million, respectively, with respect to other borrowings, approximately $5.9 million in the aggregates.

  Digital Cable Television and Cable Modem Launch

        On June 17, 2002, we announced the launch of our digital cable television and high-speed Internet access over coaxial cable via cable modem. Digital cable television is an innovative broadcast technology that provides superior programming, movie-quality pictures, digital-quality sound, broadband services and a variety of other enhancements. TRICOM's digital cable television offering includes an on-screen interactive program guide, seventeen pay-per view channels, seven content rich-educational and informational resources channels, and 40 channels of commercial-free CD-quality music.

        A cable modem is a small box that connects a personal computer to the Internet via a local cable provider. Cable modems allow personal computer users to download information from on-line services at speeds one hundred times faster than the fastest telephone modems currently in use. TRICOM's cable modem service is targeted to high-income metropolitan households and business users, the most important potential buyers of high-speed Internet service. Tricom's cable modem service packages will offer several bandwidth and pricing options.

  Appointment of new Chief Financial Officer

        On July 31, 2002, Tricom announced the selection of Ramón Tarragó as the company's new Chief Financial Officer. Mr. Tarragó replaces Carlos Vargas, who will now serve as vice president of Telecable Nacional Dominicana, Tricom's cable television wholly-owned subsidiary.

        Mr. Tarragó joined Tricom in 1992 as Director of Finance. He has also worked as vice president and head of Tricom's International Business Division since its inception in 1995. Before joining Tricom, Tarragó held positions in the corporate banking unit at the Dominican Republic branch of Citibank and at the International Finance Corporation of the World Bank in Washington, D.C. Tarragó holds both a BA in economics from Universidad Nacional Pedro Henríquez Ureña and an MBA, with a concentration in finance, from the Virginia Polytechnic Institute and State University.

ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Revenue Overview

        We derive our operating revenues primarily from toll revenues, international revenues, local services, cellular and PCS services, cable television services, the sale of equipment and installations. The components of each of these services are as follows:

        Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider, and other carriers, for calls that originate in or transit their networks but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards, which are recognized as the calling cards are used or expire.

        International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic. Traffic is based on the minutes that the foreign telecommunications companies have terminated in the Dominican telecommunications network, either on our own network or on Codetel's network, including revenues derived from our U.S.-based international long distance prepaid calling cards.

        Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voicemail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services. Local measured service includes monthly phone line rental for a specified number of calls within a defined area, plus a charge for additional calls.

        Data and Internet revenues consist of fixed monthly fees received from our residential and corporate customers for high speed broadband data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, frame relay, digital subscriber lines, or xDSLs, that provide high-bandwidth transmission of voice and data over regular telephone lines and very small aperture terminals, or VSATs, relatively small satellite antennas used for high speed satellite-based single to multiple point data transmissions, including for the internet.

        Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies' subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services.

        Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Beginning in 1999, we determined that paging would not play a major role in our future marketing programs.

        Revenues from the sale of equipment consist of sales fees for customer premise equipment, including private automatic branch exchanges, which are small versions of a phone company's central switching system often used by private companies, and key telephone systems, residential telephones, cellular and PCS handsets and paging units.

        Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular and PCS phones. Beginning with January 1, 2000, we have recognized these revenues over the estimated period in which, based on our experience, we retain such clients. Initially we estimated this period as 35 months. Effective October 2, 2001, we revised this period to 24 months, based on our experience with clients. In prior periods, we recognized these revenues when they were collected.

        Cable television revenues consist of monthly fees derived from basic programming, expanded basic programming, premium services, digital music services, Internet access, installation fees and revenues from advertising sales to national advertisers on non-broadcast channels we carry over our cable communications systems. Cable television revenues, including installation fees, are recognized when the service is provided.

        Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

        The following table sets forth each category of revenues as a percentage of total operating revenues for the period indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2002	2001	2002
Toll revenues	11.8%	11.1%	12.4%	10.5%
International revenues	33.8	33.1	34.0	33.1
Local service	26.4	26.2	26.1	26.2
Data and Internet	3.4	4.0	3.3	3.9
Cellular and PCS	15.6	14.3	15.5	14.5
Paging	0.5	0.2	0.5	0.3
Sale and lease of equipment	1.3	0.5	1.9	0.9
Installation and activation fees	6.8	1.6	6.0	1.9
Cable revenues	—	8.6	—	8.4
Other	0.6	0.4	0.3	0.2

Note:  Percentages may not add up to 100% due to rounding.

        The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2002	2001	2002
Operating costs	89.6%	99.0%	88.4%	98.4%
Operating income	10.4	1.0	11.6	1.6
Interest expense, net	(17.1)	(24.0)	(17.0)	(22.7)
Other income (expenses)	(15.7)	(23.6)	(16.0)	(21.7)
Earnings (loss) before income taxes and minority interest	(5.3)	(22.7)	(4.4)	(20.1)
Net earnings (loss)	(5.4)	(21.3)	(4.5)	(18.9)
EBITDA	38.7	30.1	39.3	30.7

Three and Six Months ended June 30, 2002 Compared to the Same Periods in 2001

        Operating Revenues.    Our total operating revenues increased 13.1% to $66.7 million during the 2002 second quarter from $59.0 million for the 2001 second quarter. Revenues increased 12.3% to $130.8 million for the six-month period ended June 30, 2002 from $116.5 million for the six-month period ended June 30, 2001.This growth stemmed primarily from revenues from cable television services which business we acquired in October 2001, and increases in revenues from local service, international long distance, wireless, and data and Internet services, offset, in part, by decreased installation and activation revenues and, for the six month period ended June 30, 2002, decreased toll revenues.

        Toll.    Toll revenues increased 6.3% to $7.4 million during the 2002 second quarter from $7.0 million for the 2001 second quarter, and decreased by 4.8% to $13.8 million during the first six months of 2002 compared to $14.4 million during the first six months of 2001. The quarter-over-quarter increase resulted from increases in access charges and domestic long distance revenues. For the six-month period ended June 30, 2002, increases in access charges and domestic long distance revenues were offset by decreases in revenues derived from outbound international long distance minutes.

        Revenues from access charges increased 33.8% to $2.6 million during the 2002 second quarter from $1.9 million in the 2001 second quarter, and increased 20.7% to $4.8 million during the first six months of 2002 compared to $3.9 during the first six months of 2001. The increase in interconnection charges reflected the growth in our local access subscription base, as well as continued growth in the Dominican telephony markets.

        Domestic long distance revenues increased 7.4% to $1.4 million during the 2002 second quarter from $1.3 million in the 2001 second quarter, and increased 5.3% to $2.7 million during the first six months of 2002 from $2.5 million during the first six months of 2001. Domestic long distance minutes increased by 7.2% to 13.6 million minutes during the 2002 second quarter from 12.6 million minutes during the 2001 second quarter, and increased 4.5% to 26.3 million minutes during the first six months of 2002 from 25.2 million minutes during the first six months of 2001. The increase in domestic long distance minutes resulted from higher traffic volume from our retail call centers. Pending regulatory proposals that would divide the Dominican Republic into five zones and provide that intra-zone calls are local could have the effect of decreasing rates for some calls, if the regulations are adopted.

        Revenues from outbound international calls decreased by 11.1% to $2.9 million during the 2002 second quarter from $3.3 million for the 2001 second quarter, and by 19.5% to $5.6 million during the first six months of 2002 compared to $6.9 million during the first six months of 2001, primarily as a result of a decrease in the price per minute for outbound international calls for residential and commercial customers and a decrease in outbound long distance traffic volume. Outbound international minutes decreased by 4.1% to 8.9 million minutes in the 2002 second quarter from 9.3 million minutes during the 2001 second quarter, and decreased by 3.6% to 17.6 million minutes during the first six months of 2002 from 18.3 million minutes during the first six months of 2001, reflecting decreased traffic volume from calling cards. The average price per minute for residential and commercial customers outbound international calls declined to $0.40 in the 2002 second quarter from $0.50 in the 2001 second quarter.

        International.    Our international revenues increased 10.7% to $22.1 million in the 2002 second quarter from $20.0 million in the 2001 second quarter, and increased 9.5% to $43.3 million during the first six months of 2002 compared to $40.0 million during the first six months of 2001, primarily as the result of higher inbound traffic derived from our U.S.-based international long distance operations. The revenue increase was achieved despite the continued trend of decreasing settlement rates for traffic between the United States and the Dominican Republic. Our average settlement rate was $0.048 per minute during the 2002 second quarter compared to $0.050 per minute during the 2001 second quarter.

        Inbound minutes increased by 38.1% to 246.8 million minutes in the 2002 second quarter from 178.7 million minutes in the 2001 second quarter, and increased by 38.6% to 457.2 million minutes during the first six months of 2002 compared to 329.8 million minutes during the first six months of 2001. TRICOM USA accounted for approximately 89% of our total inbound minutes in the 2002 second quarter compared to 83% in the 2001 second quarter. Total minutes from our U.S.-based international long distance prepaid cards increased by 4.4% to 54.1 million minutes in the 2002 second quarter from 51.8 million during the 2001 second quarter, and increased by 17.6% to 111.3 million minutes during the first six months of 2002 compared to 94.6 million minutes during the first six months of 2001. Revenues from our U.S. based international long distance prepaid calling cards decreased by 3.9% to $7.7 million in the 2002 second quarter from $8.0 million in the 2001 second quarter, primarily as a result of lower average prepaid card prices per minute, and increased by 7.5% to $16.2 million during the first six months of 2002 compared to $15.1 million during the first six months of 2001.

        Local Service.    Local service revenues increased 12.3% to $17.5 million during the 2002 second quarter from $15.6 million in the 2001 second quarter, and increased 12.7% to $34.2 million during the first six months of 2002 compared to $30.4 million during the first six months of 2001, primarily as the result of the continued growth in the number of lines in service. At June 30, 2002, we had 188,741 lines in service compared to 161,411 lines in service at June 30, 2001, a 14.4% increase in lines.

        As a result of a higher number of lines in service, measured local service revenues increased by 15.0% to $3.7 million in the 2002 second quarter from $3.2 million in the 2001 second quarter, and increased by 14.9% to $7.1 million during the first six months of 2002 from $6.2 million during the first six months of 2001. Revenues derived from cellular calls under the calling-party-pays system increased by 31.6% to $2.0 million in the 2002 second quarter from $1.6 million in the 2001 second quarter, and increased by 39.3% to $4.0 million during the first six months of 2002 compared to $2.9 million during the first six months of 2001. Revenues from monthly fees increased by 2.6% to $10.4 million in the 2002 second quarter from $10.1 million in the 2001 second quarter, and increased by 3.4% to $20.5 million during the first six months of 2002 compared to $19.9 million during the first six months of 2001. Our average monthly churn rate for local service decreased to 1.2% in the 2002 second quarter compared to 2.6% in the 2001 second quarter and decreased to 1.3% during the first six months of 2002 compared to 2.5% during the first six months of 2001. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

        Data and Internet.    Data and Internet service revenues increased 32.2% to $2.7 million in the 2002 second quarter from $2.0 million in the 2001 second quarter, and increased by 30.9% to $5.1 million during the first six months of 2002 from $3.9 million during the first six months of 2001, primarily as the result of the continued growth in the number of data and Internet subscribers. The number of our data and Internet subscribers increased 36.9% to 10,664 at June 30, 2002 from 7,790 at June 30, 2001. Revenues from monthly fees increased by 26.1% to $2.0 million in the 2002 second quarter from $1.6 million in the 2001 second quarter, and increased by 16.1% to $3.8 million during the first six months of 2002 compared to $3.2 million during the first six months of 2001.

        Cellular and PCS.    Our cellular and PCS revenues grew 3.5% to $9.5 million in the 2002 second quarter from $9.2 million in the 2001 second quarter, and grew 5.2% to $19.0 million during the first six months of 2002 compared to $18.0 million during the first six months of 2001. The growth in our wireless operations was the result of a 31.6% increase in subscribers. At June 30, 2002, we had 398,212 cellular and PCS subscribers compared to 302,613 at June 30, 2001. As a result of a higher average subscriber base, minutes of usage increased 8.5% to 53.9 million minutes in the 2002 second quarter from 49.7 million minutes in the 2001 second quarter, and increased 9.9% to 108.4 million minutes during the first six months of 2002 from 98.7 million minutes during the first six months of 2001. The increase in minutes of usage was offset in part by an approximate 10% decrease in the average price per minute during the 2002 second quarter, reflecting increased price competition in the market.

        Prepaid cellular and PCS services generated approximately 68% of our total minutes of use and 68% of total cellular and PCS revenues in the 2002 second quarter compared to approximately 72% of our total minutes of use and 71% of our total cellular and PCS revenues in the 2001 second quarter. For the first six months of 2002, prepaid cellular and PCS services generated approximately 71% of our total minutes of use and approximately 70% of our total cellular and PCS revenues, compared to 71% of our total minutes of use and 71% of our total cellular and PCS revenues during the first six months of 2001. Prepaid revenues increased by 14.1% to $6.9 million in the 2002 second quarter from $6.1 million in the 2001 second quarter, and increased by 6.2% to $13.4 million during the first six months of 2002 compared to $12.6 million during the first six months of 2001. Our average monthly churn rate for cellular and PCS services decreased to 4.2% in the 2002 second quarter from 6.2% in the 2001 second quarter and decreased to 4.2% during the first six months of 2002 compared to 6.2% during the first six months of 2002, reflecting primarily our decision to disconnect low-usage prepaid subscribers.

        Paging.    Paging revenues decreased 41.0% to $165,000 in the 2002 second quarter from $280,000 in the 2001 second quarter, and decreased 40.3% to $352,000 during the first six months of 2002 from $589,000 during the first six months of 2001, primarily as a result of the Company's decision to focus on having new customers move away from paging services and into prepaid cellular services. At June 30, 2002, we had 10,023 paging subscribers compared to 18,879 paging subscribers at June 30, 2001. Our average monthly churn rate for paging services increased to 3.2% in the 2002 second quarter from 2.7% in the 2001 second quarter, and increased to 3.3% during the first six months of 2002 compared to 2.6% during the first six months of 2001.

        Sale of equipment.    Revenues from the sale of equipment decreased 57.7% to $315,000 in the 2002 second quarter from $744,000 in the 2001 second quarter, and decreased 43.3% to $1.2 million during the first six months of 2002 compared to $2.2 million during the first six months of 2001, primarily as a result of lower sales of customer premise equipment and cellular and PCS handsets. We have entered into arrangements for the distribution of cellular and PCS services through major electronics retailers. These arrangements have decreased equipment sales revenues but we believe added subscribers and contribute to increase cellular and PCS service revenues.

        Installation and activation fees.    Installation and activation revenues decreased 72.7% to $1.1 million in the 2002 second quarter from $4.0 million in the 2001 second quarter, and decreased 64.1% to $2.5 million during the first six months of 2002 compared to $7.0 million during the first six months of 2001. The decrease reflects lower installation fees charged for local access lines and wireless services and a lower amount of deferred installation revenues resulting from our adoption of Staff Accounting Bulletin No. 101 concerning the recognition of revenue. (See "Critical Accounting Policies").

        Cable television.    In the fourth quarter of 2001, we acquired the shares of TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market including the concession granted by the Dominican government to operate a cable system. Revenues from cable television services totaled $5.7 million in the second quarter and totaled $11.0 million during the firs six months of 2002, primarily from basic and premium programming services and advertising sales. We recognized revenues from cable activation fees for the six months ended June 30, 2002 in the aggregate of approximately $126,000 (see "Critical Accounting Policies").

        At June 30, 2002, we had 70,609 cable subscribers, including 63,020 basic and premium subscribers, and 7,589 commercial rooms, which include commercial establishments (for example, any hotel or motel) or multiple dwelling units (for example, any apartment building or hospital), for which we receive a bulk rate for basic cable service offered by us. During the 2002 second quarter we had 2,950 net additions for basic and premium cable service and 6,143 net additions during the first six months of 2002. Programming services revenues totaled $3.9 million in the second quarter and $7.1 million during the first six months of 2002. Advertising revenues totaled $1.3 million in the second quarter and $2.1 million during the first six months of 2002.

        Operating Costs.    Major components of operating costs are:

  •
  transport and access charges (formerly referred to as satellite connection and carrier costs), which include amounts paid to foreign carriers for our use of their networks for termination of outbound traffic;

  •
  interconnection costs, which are access charges paid primarily to Codetel and payments for international satellite circuit leases;

  •
  programming costs, which are amounts paid to programming providers for licenses to broadcast on our cable television network basic and premium programming and other content;

  •
  depreciation of network and non-network equipment and leased terminal equipment;

  •
  expenses in lieu of income tax; and

  •
  selling, general and administrative expenses, which include salaries and other compensation to personnel, building occupancy and maintenance expenses, marketing expenses, commissions and other related costs.

        Our operating costs increased 24.7% to $66.1 million in the 2002 second quarter from $53.0 million in the 2001 second quarter, and increased 25.0% to $128.7 million during the first six months of 2002 from $103.0 million during the first six months of 2001. These results reflect higher selling, general and administrative expenses primarily from increased marketing, insurance expenses, and other expenses, as well as increased network and non-network depreciation expenses resulting from a higher depreciable capital base as a result of our capital investment and domestic and international network expansion programs. Higher transport and access charges, combined with cable programming costs, contributed to the overall year-over-year increase in operating costs. As a percentage of revenues, operating costs increased to 99.0% in the 2002 second quarter from 89.6% in the 2001 second quarter, and increased to 98.4% during the first six months of 2002 from 88.4% during the first six months of 2001.

        Transport and access charges, outbound carrier costs and interconnection costs.    Transport and access charges costs increased by 23.8% to $19.4 million in the 2002 second quarter from $15.7 million in the 2001 second quarter, and increased by 18.7% to $37.6 million during the first six months of 2002 from $31.6 million during the first six months of 2001, primarily as a result of increased outbound carrier costs and higher interconnection costs. Outbound carrier costs increased by 34.1% to $8.1 million in the 2002 second quarter from $6.1 million in the 2001 second quarter, and increased by 22.8% to $16.0 million during the first six months of 2002 from $13.0 million during the first six months of 2001, reflecting higher average cost per minute for outbound international calls. Interconnection costs increased by 25.6% to $8.6 million in the 2002 second quarter from $6.9 million in the 2001 second quarter, and increased by 19.4% to $15.9 million during the first six months of 2002 from $13.3 million during the first six months of 2001, as the result of a higher volume of traffic terminating in other networks.

        Programming costs.    Programming costs totaled $1.6 million in the 2002 second quarter and totaled $2.8 million during the first six months of 2002, primarily related to fees paid for signals and programming content.

        Network depreciation and non-network depreciation expense.    Network depreciation increased 19.8% to $13.0 million in the 2002 second quarter from $10.9 million in the 2001 second quarter, and increased 24.6% to $26.0 million during the first six months of 2002 from $20.8 million during the first six months of 2001, as a result of a higher depreciable asset base due to the continued investments in our local and international networks, including telecommunications equipment and facilities. Non-network depreciation expense with respect to other fixed assets increased 26.6% to $3.2 million in the 2002 second quarter from $2.5 million in the 2001 second quarter, and increased 36.9% to $6.3 million during the first six months of 2002 from $4.6 million during the first six months of 2001.

        Expense in lieu of income taxes.    We make payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes during the 2002 second quarter decreased by 16.9% to $2.6 million from $3.2 million in the 2001 second quarter, and decreased by 27.8% to $4.7 million during the first six months of 2002 from $6.5 million during the first six months of 2001. We anticipate not paying these taxes after October 1, 2002.

        Selling, general and administrative.    Selling, general and administrative expenses, excluding non-network depreciation expense, increased 28.9% to $25.0 million in the 2002 second quarter from $19.4 million in the 2001 second quarter, and increased 33.0% to $48.3 million during the first six months of 2002 from $36.3 million during the first six months of 2001. The increase in the amount of selling, general administrative expenses reflects higher marketing, insurance and other expenses, offset in part by lower expenses from salaries and other personnel compensation.

        Marketing expenses increased to $1.9 million in the 2002 second quarter from $549,000 in the 2001 second quarter, and increased to $3.3 million during the first six months of 2002 from $1.2 million during the first six months of 2001. Insurance expenses increased to $1.6 million in the 2002 second quarter from $534,000 in the 2001 second quarter, and increased to $3.0 million during the first six months of 2002 from $2.0 million during the first six months of 2001. Other expenses, which include among others legal, maintenance and repair of equipment, and other professional services, increased to $5.7 million in the 2002 second quarter from $4.8 million in the 2001 second quarter, and increased to $10.0 million during the first six months of 2002 from $8.5 million during the first six months of 2001. Salaries and other compensation to personnel decreased to $6.9 million in the 2002 second quarter from $7.6 million in the 2001 second quarter and decreased to $13.7 million during the first six months of 2002 from $15.1 million during the first six months of 2001. At June 30, 2002, we had 1,573 employees compared to 1,495 employees at June 30, 2001.

        As a percentage of total operating revenues, selling, general and administrative expenses, excluding non-network depreciation expense, increased to 37.5% in the 2002 second quarter compared to 32.9% in the 2001 second quarter and increased to 36.9% during the first six months of 2002 compared to 31.2% during the first six months of 2001.

        Cost of Equipment and Other Costs.    Cost of equipment sold, which consists of the cost of sale of customer premise equipment, including private branch exchanges and key telephone systems, as well as cellular and PCS handsets, decreased by 48.7% to $507,000 in the 2002 second quarter from $988,000 in the 2001 second quarter and decreased by 39.6% to $1.6 million during the first six months of 2002 from $2.6 million during the first six months of 2001. Other costs, which consist of the cost of sale of prepaid services, decreased to $119,000 in the 2002 second quarter from $135,000 in the 2001 second quarter and increased to $360,000 during the first six months of 2002 from $135,000 during the first six months of 2001.

        Operating Income.    Operating income decreased to $635,000 in the 2002 second quarter compared to $6.1 million in the 2001 second quarter, and decreased to $2.1 million during the first six months of 2002 compared to $13.5 million during the first six months of 2001. Operating income as a percentage of total operating revenues decreased to 1.0% in the 2002 second quarter from 10.4% in the 2001 second quarter, and decreased to 1.6% during the first six months of 2002 from 11.6% during the first six months of 2001.

        Other Income (Expenses).    Other expenses increased to $15.8 million in the 2002 second quarter from $9.3 million in the 2001 second quarter, and increased to $28.4 million during the first six months of 2002 from $18.7 million during the first six months of 2001, reflecting increased interest expenses resulting from higher average aggregate amount of outstanding debt. Interest expense also has increased because the amount of interest capitalized has decreased with the decrease in capital expenditures. We incurred debt primarily to purchase network and telecommunications equipment.

        Net Earnings (Loss).    Net loss totaled $14.2 million, or $0.33 per share, in the 2002 second quarter compared to a net loss of $3.2 million, or $0.11 per share, in the 2001 second quarter. For the first six months of 2002, net loss totaled $24.8 million, or $0.57 per share, compared to a net loss of $5.2 million, or $0.18 per share, during the first six months of 2001.

        EBITDA.    Earnings before interest and other income, taxes and depreciation and amortization decreased by 11.9% to $20.1 million in the 2002 second quarter from $22.8 million in the 2001 second quarter, and decreased by 12.1% to $40.2 million during the first six months of 2002 from $45.7 million during the first six months of 2001. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective January 1, 2002.

Critical Accounting Policies

  Revenue Recognition

        During the year ended December 31, 2000, we adopted the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101 concerning the recognition of revenue. This pronouncement provides that we recognize net revenues from installations and activations over the period in which we retain our clients. At the time we adopted SAB 101, we charged activation and installation fees to subscribers for cellular and PCS services and for local access lines. In preparing our financial statements for the year ended December 31, 2000, we estimated that the average service life for our customers that we charged activation and installation fees was 35 months. We based our estimate of average service life on our experience during the preceding five years, which included periods in which we were initiating and developing these service offerings.

        Effective October 1, 2001, we updated our estimate of the average service life for our customers from 35 to 24 months. We based our revision on our experience during the preceding three years, which we regarded as more representative of current market conditions. The number of wireless subscribers and subscribers for local access lines increased substantially during that period. We also face increased competition, particularly in the wireless markets in which there have been new market entrants since 2000, which have captured significant market share. As a result of these and other factors, our average monthly disconnection or churn rate increased during 2001. We expect these factors to continue to affect our ability to retain customers. As revised, for 2000 and 2001, we recognized revenue of $8,940,040 and $7,512,759 associated with the accounting change from the adoption of SAB 101.

        Based upon recent market trends to reduce activation fees for wireless and local service, we anticipate that our activation fees and deferred revenue may decrease in the future. In addition, in October 2001, we acquired TCN Dominicana, the largest operator of cable television systems in the Dominican Republic, which we operate under the name Telecable. Telecable did not consistently charge fees for the installation and activation of cable service before we acquired it. We currently charge new subscribers approximately $50, which includes a one-time installation fee and the first month of service. Given current market conditions, we do not foresee charging installation fees in the future. We do not have sufficient experience to determine the average customer service life for cable subscribers. We recognized revenues from cable activation fees for the six months ended June 30, 2002 in the aggregate of approximately $126,000.

  Long-Lived Assets

        The Company's long-lived assets include property and equipment, in service, under construction or development and held for disposal, as well as goodwill and identifiable intangible assets to be held and used.

        Property and equipment in service is stated at historical costs. Costs associated directly with network construction, service installations and development of business support systems and interest expense incurred during the construction period are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of assets. The estimated useful life of telecommunications networks is 15 years and 3 to 10 years for furniture fixtures, equipment and other. These useful lives are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Assets held for disposal or sale is stated at the estimated proceeds from the sale, less costs to sell.

        The Company provides for the impairment of long-lived assets, including goodwill, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of", which requires that long-lived assets and certain identifiable intangible held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an assets may not be recoverable. Such events include, but are not limited to, a significant decrease in market value of an asset, a significant adverse change in the business climate that could affect the value of an asset or a current period operating or cash flow loss combined with a history of operating or cash flow losses. An impairment loss is recognized when estimated undiscounted future cash flows, before interest, expected to be generated by the assets are less than its carrying value.

        We adopted the provisions of SFAS No. 142 on January 1, 2002. SFAS No. 142 no longer requires the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. In accordance with the new rules, starting January 1, 2002, we are no longer amortizing goodwill, acquired intangible assets, which we determined, have an indefinite life. The Company's amortization of goodwill for the year ended December 31, 2001 totaled approximately $47,000. Currently, we do not believe that the provisions of SFAS 142 will have a significant effect on our results of operations and financial position.

Effects of Inflation

        The annual inflation rate in the Dominican Republic was 5.1% for 1999, 9.0% for 2000 and 4.4% for 2001. The effects of inflation on our operations have not been significant.

Liquidity And Capital Resources

        Substantial capital is required to expand and operate our telecommunications networks. For the first six months of 2002, we made capital expenditures of $39.7 million for the installation of additional local access lines, enhancement of our cellular and PCS network, expansion of international facilities and other network improvements, primarily in the Dominican Republic. The amount expended represents a significant reduction from expenditures in prior years, including $65.8 million in the first six months of 2001. This reflects our previously announced program to reduce capital expenditures to conserve cash and to allow us to integrate the systems that we have installed. The objective of our capital expenditure programs is more directed to immediate demand. This has enabled us to support subscriber growth, which remains substantial in key sectors. We currently anticipate making capital expenditures of approximately $55 million in 2002 to increase capacity and coverage in our local access and mobile networks, continue the rollout of our bi-directional cable network to support the deployment of digital and interactive services, expand our international facilities to support increased traffic volume, expand our local network, other international expansion and to deploy our iDEN® based network in Panama. However, the amounts to be invested for these purposes, particularly in Panama, will depend upon a number of factors, including primarily the demand for our services. We currently do not intend to develop an iDEN® based network elsewhere in Central America in 2002.

        We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short and long-term borrowings, trade finance, capital leases, vendor financing and equity and debt issuances. We believe our cash generated by operations and borrowings available to us will be sufficient to fund our expected capital expenditures through the end of 2002. We frequently evaluate potential acquisitions and joint venture investments. Acquisitions or investments may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms, which we find acceptable, or at all.

        Net cash provided by operating activities was $22.0 million for the first six months of 2001 compared to $4.0 million for the first six months of 2002. We had net accounts receivable of $34.5 million and $31.9 million at December 31, 2001 and June 30, 2002, respectively.

        Our indebtedness was approximately $525.6 million at June 30, 2002, of which $200.0 million was our 113/8% senior notes due 2004, $213.3 million was long-term borrowings and capital leases, with maturities ranging from fifteen months to six years, and $112.3 million was short-term bank loans, commercial paper, short-term telecommunications equipment trade financings and current portion of capital leases and of long-term debt. At June 30, 2002, our U.S. dollar borrowings and commercial paper, other than the 11 3/8% senior notes due 2004, had interest rates ranging from 4.62% per annum to 13.33% per annum, and our peso borrowings and commercial paper had interest rates ranging from 15% per annum to 26% per annum. At June 30, 2002, our U.S. dollar borrowings, other than the 11 3/8% senior notes due 2004, totaled $290.2 million and our peso borrowings totaled $35.4 million.

        We have credit facilities, which, in the aggregate, permit us to borrow up to $292.1 million. At June 30, 2002, there was $269.1 million outstanding under these facilities. We had approximately $23.0 million available for borrowing under these facilities, of which $20.6 million was under facilities with maturities of less than one year.

        At June 30, 2002, we had $96.0 million of short-term and long-term approved credit facilities with Dominican banks and institutions and $196.1 million of U.S. dollar-denominated approved credit facilities with international banks and financial institutions. In addition, at June 30, 2002, the Company had in place a $70.0 million dollar-denominated and peso-denominated commercial paper program in the Dominican Republic. At June 30, 2002, we had outstanding $56.4 million under such program. The proceeds from the issuance of commercial paper have been used to finance the purchase of telecommunications related assets.

        At June 30, 2002, our current liabilities exceeded our current assets by $111.9 million. This reflects our short-term borrowings in the Dominican Republic with related companies, local and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business. In the second quarter of 2002, we restructured approximately $32.0 million of our short-term debt to long-term debt. We extended the maturities of our short-term borrowings with 3 financial institutions for periods from two to five years. The refinanced dollar denominated debt has interest rates ranging from 7.85% per annum to 12.50% per annum and the refinanced peso denominated has an interest rate of 25% per annum. The Company provided security to a financial institution consisting of liens on telecommunications equipment and mortgages for approximately $5.0 million.

        We will seek additional credit facilities with international banks to refinance our short-term credit facilities. During 2000, we obtained credit guarantees from Export-Import Bank of the United States of up to $56 million for loans made by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other U.S. suppliers. At June 30, 2002, these facilities had been disbursed to the Company and will be repaid over a five year period commencing in 2002. The outstanding disbursements were assigned by the International Bank of Miami to Private Export Development Corporation (PEFCO).

        The following table contains certain information concerning the Company's material contractual obligations at June 30, 2002.

	Payments due by Period
Contractual Cash Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Short-Term Debt	$112.3	112.3	—	—	—
Long-Term Debt	398.3	—	336.8	60.1	1.4
Capital Lease Obligations	15.0	—	9.4	5.6	—
Operating Leases	—	—	—	—	—
Unconditional Purchase Obligations	—	—	—	—	—
Other Long-Term Obligations	—	—	—	—	—

Total Contractual Cash Obligations	$525.6	112.3	346.2	65.7	1.4

        At December 31, 2001, our 11 3/8% senior notes due 2004 are rated B1 (with a stable outlook) by Moody's Investors Service ("Moody's") and B+ (with a positive outlook) by Standard & Poor's ("S&P"). On March 26, 2002, S&P reaffirmed its B+ rating of our 11 3/8% senior notes due 2004 and lowered its outlook from positive to stable. On April 30, 2002, Moody's lowered the rating of our 11 3/8% senior notes due 2004 to B3 and lowered its outlook from stable to negative. On May 31, 2002, S&P lowered the rating of our 11 3/8% senior notes due 2004 to B and lowered its outlook from stable to negative. Our domestic commercial paper program is not rated by either Moody's or S&P.

ITEM 4. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The following discussion about market risks to certain financial instruments includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

        We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate Risks

        Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At June 30, 2002, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at fixed rate of 11 3/8% per annum and mature in the year 2004. The fair value of the senior notes was approximately $136 million at June 30, 2002. The senior notes are U.S. dollar denominated.

        Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. Primary exposure is based on the potential of short-term interest rate variation, not on exposure to changes in fair market value of our long-term debt. At June 30, 2002, we had $325.6 million outstanding of short-term and long-term borrowings, other than our 11 3/8% senior notes due 2004 but including trade finance, of which $290.2 million was U.S. dollar denominated, and the remaining $35.4 million was Dominican peso denominated. Of the $290.2 million of U.S. dollar dominated debt, $63.7 million was borrowed from Dominican banks, $49.6 million was commercial paper outstanding issued in Dominican markets, while the remaining $176.9 million was borrowed from international banks, including branches in the Dominican Republic. Of the total $325.6 million outstanding, $301.4 million had fixed interest rates, while the remaining $24.2 million had variable interest rates. At June 30, 2002, our short-term and long-term U.S. dollar denominated borrowings and commercial paper bore interest at rates ranging from 4.62% per annum to 13.33% per annum. At June 30, 2002, our short-term and long-term Dominican peso denominated borrowings and commercial paper bore interest at rates ranging from 15% per annum to 26% per annum. A 10% increase in the average rate for our variable rate debt would have increased our loss for the 2002 second quarter by approximately $1.7 million.

  Foreign Exchange Risks

        We are subject to currency exchange risks. During the first six months of 2002, we generated revenues of $43.3 million in U.S. dollars and $87.5 million in Dominican pesos. In addition, at June 30, 2002, we had $290.2 million of U.S. dollar-denominated debt outstanding, excluding the $200.0 million principal amount of the 113/8% senior notes due 2004.

        The impact of changes in foreign exchange rates is determined by measuring the effect of percentage changes in the range of rates during the year for our Dominican peso denominated assets and liabilities. The model reflects the weighted average change in exchange rates as resulting in the same percentage change in foreign exchange gains or losses.

        Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During the first six months of 2002, the average official exchange rate was RD$17.33 per $1.00 while the average private market rate was RD$17.63 per $1.00.

        Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During the first six months of 2002, we recognized an approximate $47,000 foreign exchange gain. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in the 2002 second quarter, then we would have realized an additional foreign exchange loss of approximately $4,700.

PART II
OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

        The following is a description of certain recent developments in litigation previously reported by us:

  All America Cables & Radio Litigation

        On May 31, 2002, the United States Federal Communications Commission ("FCC") dismissed with prejudice on grounds of international comity the complaint of Centennial Communications Corp. ("Centennial") and its affiliates against Tricom USA, Inc. The complaint alleged, inter alia, that Tricom USA, Inc. violated the U.S. Telecommunications Act and FCC rules by accepting from its parent company in the Dominican Republic, Tricom, S.A., unfairly favorable rates, terms and conditions relating to interconnection and international call termination in the Dominican Republic.

        In August 2001, Indotel, the Dominican telecommunications regulator, in response to a complaint filed by AACR, issued an order declaring that Tricom, S.A. is not dominant in the Dominican market and that the interconnection agreement Tricom, S.A. offered to AACR was not discriminatory. In September 2001, Indotel ordered the parties to enter into an interconnection agreement on substantially the terms and conditions that Tricom, S.A. proposed. On November 13, 2001, Indotel informed the parties that it would impose monetary sanctions on AACR if it did not execute the interconnection agreement that Tricom, S.A. had proposed. On November 19, 2001, AACR signed the interconnection agreement.

        Except as previously reported, there are no other legal proceedings to which we are a party, other than routine litigation incidental to our business which is not otherwise material to our business or financial condition.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

        None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

        None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

        None.

ITEM 5. OTHER INFORMATION

        None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

  (a)
  Exhibits.

          None.

  (b)
  Report on Form 20-F. The Company filed with the Securities and Exchange Commission a Report on Form 20-F on May 31, 2002, reporting the Company's results of operations for the year ended December 31, 2001.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRICOM, S.A
Dated: August 22, 2002	By:	/s/ CARL CARLSON Carl Carlson Executive Vice President and Member of the Office of the President

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TABLE OF CONTENTS
GENERAL INTRODUCTION
PART I FINANCIAL INFORMATION
  ITEM 1. FINANCIAL STATEMENTS
  ITEM 2. INFORMATION ON THE COMPANY
  ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 4. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
PART II OTHER INFORMATION
  ITEM 1. LEGAL PROCEEDINGS
  ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS
  ITEM 3. DEFAULTS UPON SENIOR SECURITIES
  ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
  ITEM 5. OTHER INFORMATION
  ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K
SIGNATURES